TETRAPHASE PHARMACEUTICALS, INC.

480 ARSENAL WAY

WATERTOWN, MA 02472

February 1, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tetraphase Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-222699

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tetraphase Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-222699) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on February 5, 2018, or as soon thereafter as practicable.

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Very truly yours, Tetraphase Pharmaceuticals, Inc.

By:	/s/ Maria Stahl
Name: Title:	Maria Stahl Senior Vice President and General Counsel

cc: Ada D. Sarmento